UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Genetron Holdings Limited
(Name of Issuer)

Ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)

37186H100**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “GTH.” Each ADS represents five ordinary shares, par value US$0.00002 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H100

1.	Names of Reporting Persons Hai Yan
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,153,000 ordinary shares(1)
	6.	Shared Voting Power 0 ordinary shares
	7.	Sole Dispositive Power 33,153,000 ordinary shares(1)
	8.	Shared Dispositive Power 0 ordinary shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,153,000 ordinary shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 7.32% (2)
12.	Type of Reporting Person IN

(1) Represents 28,332,000 ordinary shares and 4,821,000 ordinary shares in the form of ADSs held by Hai Yan.

(2) Calculated based on 452,807,305 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

Item 1(a).	Name of Issuer:

Genetron Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1-2/F, Building 11, Zone 1, No.8 Life Science Parkway Changping District, Beijing, 102206 People’s Republic of China

Item 2(a).	Name of Person Filing:

Hai Yan

(the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Hai Yan

1-2/F, Building 11, Zone 1, No.8 Life Science Parkway Changping District, Beijing, 102206 People’s Republic of China

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.00002 per share

Item 2(e).	CUSIP Number:

CUSIP number 37186H100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, each ADS represent five ordinary shares, par value US$0.00002 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Hai Yan

By:	/s/ Hai Yan
Name: Hai Yan